Exhibit 12 (a)

ENERGY FUTURE HOLDINGS CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES,

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Successor			Predecessor
	2009	2008	Period from October 11, 2007 Through December 31, 2007	Period from January 1, 2007 through October 10, 2007	2006	2005
EARNINGS:
Income (loss) from continuing operations before extraordinary gain/(loss) and cumulative effect of changes in accounting principles	$408	$(9,998)	$(1,361)	$699	$2,465	$1,775
Add: Total federal income tax expense (benefit)	367	(471)	(673)	309	1,263	632
Fixed charges (see detail below)	3,225	5,280	905	777	907	856
Preferred dividends of subsidiaries	—	—	—	—	—	3

Total earnings (loss)	$4,000	$(5,189)	$(1,129)	$1,785	$4,635	$3,266

FIXED CHARGES:
Interest expense	$3,190	$5,246	$899	$750	$877	$817
Rentals representative of the interest factor	35	34	6	27	30	39

Fixed charges deducted from earnings	3,225	5,280	905	777	907	856
Preferred dividends of subsidiaries (pretax) (a)	—	—	—	—	—	4

Total fixed charges	3,225	5,280	905	777	907	860

Preference dividends of registrant (pretax) (a)	—	—	—	—	—	14

Fixed charges and preference dividends	$3,225	$5,280	$905	$777	$907	$874

RATIO OF EARNINGS TO FIXED CHARGES (b)	1.24	—	—	2.30	5.11	3.80

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS (b)	1.24	—	—	2.30	5.11	3.74

(a)	Preferred/preference dividends multiplied by the ratio of pretax income to net income.
(b)	Fixed charges and combined fixed charges and preference dividends exceeded earnings by $10.469 billion and $2.034 billion for the year ended December 31, 2008 and for the period from October 11, 2007 through December 31, 2007, respectively.